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Exhibit (a)(5)(C)

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

CHAILE STEINBERG, On Behalf of Herself	)
and All Others Similarly Situated,	)
)
Plaintiff,	)
)
	)	Case No. _______________________
v.	)
	)	CLASS ACTION
KATE SPADE & COMPANY, NANCY J.	)
KARCH, LAWRENCE S. BENJAMIN, RAUL	)	DEMAND FOR JURY TRIAL
J. FERNANDEZ, CARSTEN FISCHER,	)
KENNETH B. GILMAN, KENNETH P.	)
KOPELMAN, CRAIG A. LEAVITT,	)
DEBORAH LLOYD, DOUGLAS MACK, JAN	)
SINGER, DOREEN A. TOBEN, COACH, INC.,	)
and CHELSEA MERGER SUB INC.,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by her undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.         This action stems from a proposed transaction announced on May 8, 2017 (the “Proposed Transaction”), pursuant to which Kate Spade & Company (“Kate Spade” or the “Company”) will be acquired by Coach, Inc. (“Parent”) and its wholly-owned subsidiary, Chelsea Merger Sub Inc. (“Merger Sub,” and together with Parent, “Coach”).

2.         On May 7, 2017, Kate Spade’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, Coach commenced a tender offer (the “Tender Offer”) on May 26, 2017 to acquire all of Kate Spade’s outstanding stock for $18.50 per share in cash.  The Tender Offer is currently set to expire on June 23, 2017.

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3.         On May 26, 2017, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”), which recommends that Kate Spade’s stockholders approve the Proposed Transaction and tender their shares in the Tender Offer.

4.         The  Solicitation  Statement  omits  material  information  with  respect  to  the Proposed  Transaction,  which  renders  the  Solicitation  Statement  false  and  misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5.         This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6.         This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.         Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.         Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Kate Spade common stock.

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9.         Defendant Kate Spade is a Delaware corporation and maintains its principal executive offices at 2 Park Avenue, New York, New York 10016.  Kate Spade’s common stock is traded on the NYSE under the ticker symbol “KATE.”

10.       Defendant Nancy J. Karch (“Karch”) has served as a director of Kate Spade since 2000 and is Chair of the Board.

11.       Defendant Lawrence S. Benjamin (“Benjamin”) has served as a director of Kate Spade since January 2011.

12.       Defendant Raul J. Fernandez (“Fernandez”) has served as a director of Kate Spade since 2000.

13.       Defendant Carsten Fischer (“Fischer”) has served as a director of Kate Spade since July 2016.

14.       Defendant Kenneth B. Gilman (“Gilman”) has served as a director of Kate Spade since February 2008.

15.       Defendant Kenneth P. Kopelman (“Kopelman”) has served as a director of Kate Spade since 1996.

16.       Defendant Craig A. Leavitt (“Leavitt”) has served as a director of Kate Spade since February 2014 and is Chief Executive Officer (“CEO”).

17.       Defendant Deborah Lloyd (“Lloyd”) has served as a director of Kate Spade since February 2014.

18.       Defendant Douglas Mack (“Mack”) has served as a director of Kate Spade since June 2014.

19.       Defendant Jan Singer (“Singer”) has served as a director of Kate Spade since 2015.

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20.       Defendant Doreen A. Toben (“Toben”) has served as a director of Kate Spade since 2009.

21.       The defendants identified in paragraphs 10 through 20 are collectively referred to herein as the “Individual Defendants.”

22.       Defendant Parent is a Maryland corporation and a party to the Merger Agreement.

23.       Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

24.       Plaintiff brings this action as a class action on behalf of herself and the other public stockholders of Kate Spade (the “Class”).  Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

25.       This action is properly maintainable as a class action.

26.       The Class is so numerous that joinder of all members is impracticable.  As of May 5, 2017, there were approximately 128,604,671 shares of Kate Spade common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

27.       Questions of law and fact are common to the Class, including, among others: (i) whether defendants violated the 1934 Act; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

28.       Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.  Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class.  Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

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29.       The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

30.       Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class.  Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

31.       Kate Spade operates principally under two global, multichannel lifestyle brands: kate spade new york and JACK SPADE.  The Company’s four category pillars — women’s, men’s, children’s, and home — span demographics, genders, and geographies.  In addition, the Company owns a private brand jewelry design and development group, the Adelington Design Group.

32.       On February 16, 2017, Kate Spade issued a press release wherein it reported its fourth quarter and full year 2016 financial results.  The Company reported direct-to-consumer comparable sales growth of 9% for the fourth quarter and for the full year 2016.  Kate Spade’s net sales increased $42 million, or 10%, for the fourth quarter, and, for the full year, net sales increased $139 million, or 11%, on a reported basis and increased $166 million, or 14%, excluding wind-down operations in 2015.

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33.       The Company’s fourth quarter net income was $86 million, or 18% of net sales, and its Adjusted EBITDA was $118 million, or 25% of net sales.  For the full year, net income was $154 million, or 11% of net sales, and its Adjusted EBITDA was $261 million, or 19% of net sales.  Kate Spade also reported that diluted earnings per share from continuing operations was $0.67 for the fourth quarter on a reported basis, and diluted earnings per share from continuing operations was $1.17 on a reported basis for the full year.

34.       With respect to these impressive financial results, Individual Defendant Leavitt commented:

Our solid fourth quarter and fiscal year performance demonstrate the strength of our differentiated business model, as we continued to gain market share and deliver strong growth despite a challenging retail environment. In 2016, we further strengthened our handbag portfolio, introduced new categories to our casual ready-to-wear classifications, and thoughtfully expanded our global store base, opening 52 net new owned and partner-operated stores. At the same time, we remain committed to maximizing value and are exploring strategic alternatives that are in the best interests of our Company and shareholders.

35.       The  Company’s  President  and  Chief  Operating  Officer,  George  Carrara (“Carrara”), further commented:

We are pleased to report top-line growth of 14% for the full-year. In 2016, we delivered Adjusted EBITDA margin expansion of 220 basis points compared to the prior year, reflecting our ongoing focus on expense management, as well as the benefit of lower annual incentive compensation year-over-year. We generated robust cash flow and ended the year in a strong financial position, and with nearly $500 million in cash.

 36.      Despite these positive financial results, the Company announced in that same press release that the Board was exploring a potential sale of the Company.  Specifically, the press release stated:

Kate Spade & Company’s Board of Directors, together with management and in consultation with Perella Weinberg Partners as its financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison as its legal counsel, is conducting a process to explore and evaluate strategic alternatives to further enhance shareholder value.

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The Board plans to proceed in a timely manner, but has not set a definitive timetable for completion of this process. There can be no assurance that this review process will result in a transaction or other strategic alternative of any kind. The Company does not intend to disclose developments or provide updates on the progress or status of this process or discuss with investors the Company’s results of operations until it deems further disclosure is appropriate or required. Additionally, no forward-looking guidance will be provided at this time.

The Process Leading to the Proposed Transaction

37.       On February 1, 2016, Leavitt, the Company’s CEO, and Carrara, the Company’s President and Chief Operating Officer, had a meeting with Victor Luis (“Luis”), Parent’s CEO, and Todd Kahn (“Kahn”), Parent’s President and Chief Administrative Officer, in New York to discuss a potential business combination.  The Solicitation Statement, however, fails to disclose who initiated this meeting.

38.       Following that  meeting,  on February 16, 2016, Parent  sent  Kate  Spade  an indication of interest, regarding the potential acquisition of the Company for $22.00 per share, or $3.50 per share more than the ultimate merger consideration.  Despite this significant value, and without consulting with the Board, Carrara informed Kahn the next day that “Parent’s non-binding indication of interest was not at a level sufficient to cause the Company to engage at such time.”

39.       On February 26, 2016, the Board met with senior management and determined to engage Perella Weinberg Partners LP (“Perella Weinberg”) as its financial advisor to assist in evaluating proposals for an acquisition of the Company, despite the fact that Perella Weinberg had provided substantial financial advisory services to Parent in the recent past.

40.       On  November 14,  2016,  Caerus  Investors          (“Caerus”),  a  stockholder  of  the Company, released a public letter to the Board recommending a sale of the Company.  This recommendation from Caerus gave the Board an excuse to seek a sale of the Company, which would guarantee the Board and the Company’s executive officers millions of dollars in cash payments.

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41.       On November 29, 2016, the Board met and authorized the Company to set up a virtual data room to allow potentially interested parties to perform due diligence of the Company.

42.       The Board met again on December 2, 2016 and directed Perella Weinberg to begin an exploratory process to gauge the interest of the likely potential counterparties with regard to a potential acquisition of the Company.

43.       On   December 5, 2016,   Perella   Weinberg   began   contacting   prospective counterparties   to   a   potential   transaction,   and   ultimately   contacted   fifteen   prospective counterparties including ten strategic entities and five financial sponsor entities.  Of the parties contacted, three responded that they would be interested in further discussions: Parent, “Party A,” and “Party B.”

44.       On  January 7, 17,  and 26, 2017,  respectively,  the  Company  entered  into confidentiality agreements with each of Parent, Party A, and Party B, and allowed those parties to enter into the online data room, which contained nonpublic information about the Company. The Solicitation Statement, however, fails to disclose whether the confidentiality agreements with Party A and Party B contain standstill and “don’t ask, don’t’ waive” provisions that are potentially preventing those parties from making a superior acquisition offer for the Company.

45.       On February 3, 2017, Party B informed Perella Weinberg that it would not be submitting a bid for the Company.

46.       On February 13, 2017, Parent submitted to Perella Weinberg an indication of interest to acquire the Company for a price range of $18.00-$22.00 per share, with the consideration to consist of a combination of cash and Parent stock.  That same day, Party A submitted an indication of interest to acquire the Company in an all cash transaction for a price range of $20.00-$22.00 per share.

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47.       On March 8, 2017, Party A informed Perella Weinberg that it would not be submitting a further bid for the Company.

48.       On April 29, 2017, Parent submitted to Perella Weinberg a proposal for the acquisition of the Company for $18.00 per share in an all-cash transaction.

49.       On May 2, 2017, Parent submitted a revised proposal to acquire the Company for $18.50 per share in an all-cash transaction.  According to the Solicitation Statement, the proposal was sent on a revised mark-up of a draft merger agreement that was previously provided to Parent, which apparently included a condition that certain “key senior management” of the Company execute retention agreements prior to the signing of the Merger Agreement.  The Solicitation Statement fails to disclose any information regarding this condition, including who requested it, as well as the identity of the key senior management.

50.       On May 3, 2017, the Board met and determined to accept Parent’s $18.50 per share proposal and authorized the Company’s senior management to proceed with negotiating a transaction.  The Board also authorized the Company’s senior management team to initiate negotiation on their respective post-closing retention arrangements with Parent.

51.       On May 7, 2017, the Board met to consider the final Merger Agreement.  Perella Weinberg  reviewed  with  the  Board  its  financial  analysis  with  respect  to  the  Proposed Transaction  and  rendered  its  fairness  opinion.    The  Board  then  approved  the  Proposed Transaction and the Merger Agreement.

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The Deal Protections in the Merger Agreement

52.       The Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “no solicitation” provision in the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals.  Sections 6.4(a) of the Merger Agreement states:

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Acceptance Time, and except as permitted by Section 6.4(b), the Company shall not, and shall cause any of its Subsidiaries and its and their respective officers and directors, and shall use its reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably  be  expected  to  lead  to,  a  Takeover  Proposal, (ii) enter  into  or participate in any discussions with (including through the providing of access or non-public  information  relating  to  the  Company)  any  Person  regarding  a Takeover Proposal (other than to state that the Company is not permitted to have discussions) or (iii) execute or enter into any Contract relating to, arising from or providing for a Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.4). The Company shall, and shall cause any of its Subsidiaries and its and their respective officers and directors, and shall use its reasonable best efforts to cause their respective Representatives  to,  immediately  cease  any  direct  or  indirect  solicitation, discussions or negotiations with any Persons with respect to any Takeover Proposal, including immediately withdrawing access to any “data room” that was established on or prior to the date of this Agreement in connection with the Transactions,  and  requesting  the  return  or  destruction  of  all  non-public information of the Company or any of its Subsidiaries previously furnished or made available to any Person (other than Parent and its Representatives) in connection with a potential Takeover Proposal....

53.       The Merger Agreement also states, without qualification, that: “Neither Parent nor Purchaser, nor any of their respective Affiliates or Representatives shall make, propose or enter into any formal or informal arrangements or understandings (whether or not binding) with any Person, or have any discussions or other communications with any other Person (other than Parent’s and Purchaser’s respective Affiliates and Representatives), in any such case with respect to any Takeover Proposal involving the Company.”

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54.       Further, the Company must promptly advise Coach of any proposals or inquiries received from other parties.  Section 6.4(c) of the Merger Agreement states:

(c) From and after the date of this Agreement until the Acceptance Time or the termination of this Agreement in accordance with Article VIII, the Company shall promptly (but in any event within 48 hours) (i) advise Parent orally and in writing of the receipt of any Takeover Proposal, or any inquiry or request that could reasonably be expected to lead to a Takeover Proposal specifying the material terms and conditions thereof (including a written copy thereof and all materials related thereto, if any) and the identity of the party making such Takeover Proposal, (ii) keep Parent reasonably informed of all material developments affecting the status and terms of any such Takeover Proposal, inquiry or request and (iii) provide Parent with any written communications or documentation relating to any such Takeover Proposal inquiry or request, including any material revisions thereto or to any proposed agreement.  Neither the Company nor any Subsidiary thereof will enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 6.4(c).

55.       Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Coach a “matching right” with respect to any “Superior Proposal” made to the Company.  Section 6.4(e) of the Merger Agreement provides:

(e) Notwithstanding Section 6.4(d), the Company Board may, at any time prior to the Acceptance Time and in response to a Superior Proposal received by the Company   Board   after   the   date   of   this   Agreement,   make   an   Adverse Recommendation Change or terminate this Agreement pursuant to Article VIII to enter into an Alternative Acquisition Agreement, but only if:

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(i)  the  Company  shall  have      (A) provided  to  Parent  at  least  five (5) Business Days’ prior written notice, which shall state expressly (1) that the Company Board has determined in good faith after consultation with its financial advisors and outside legal counsel, that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the Person making such proposal), and shall have contemporaneously provided a copy of the Alternative Acquisition Agreement and all other material documents related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and a new three (3) Business Day period) and (3) that, subject to clause (iii) below, the Company Board has determined to effect an Adverse Recommendation Change or to terminate this Agreement in order to enter into the Alternative Acquisition Agreement, as applicable, (B) prior to making   such   an   Adverse   Recommendation   Change   or   terminating   this Agreement, to the extent requested by Parent in good faith, engaged in good faith negotiations with Parent during such applicable notice period to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; and

(ii) the Company Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account all written or oral information, opinions or analyses submitted by or on behalf of Parent and any revised terms proposed by Parent, such proposal continues to constitute a Superior Proposal.

56.       Further locking up control of the Company in favor of Coach, the Merger Agreement provides for a “termination fee” of $83,271,000 payable by the Company to Coach if the Individual Defendants cause the Company to terminate the Merger Agreement.

57.       By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

58.       The merger consideration to be paid to plaintiff and the Class in the Proposed Transaction is inadequate.  Among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

59.       Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

60.       Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

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61.       The Solicitation Statement omits material information regarding the Proposed Transaction, which renders the Solicitation Statement false and misleading.

62.       First,  the  Solicitation  Statement  omits  material  information  regarding  the Company’s financial projections that were relied upon by the Company’s financial advisor in performing its valuation analyses of the Company.

63.       For example, according to the Solicitation Statement, in arriving at its opinion, Perella Weinberg reviewed, among other things: (i) “the Projections and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company, including the management forecasts;” (ii) “certain sensitivity cases with respect thereto, which sensitivity cases were developed with the consent of management and the Board of Directors; and (iii) “certain publicly available financial forecasts relating to the Company.”

64.       Further, the Solicitation Statement indicates that Perella Weinberg performed three separate discounted cash flow analyses of the Company: one using the Company’s projections; another using Wall Street consensus estimates; and the third using “various sensitivities with respect to the Projections.”

65.       The Solicitation Statement, however, only provides stockholders with certain of the Company’s financial projections for years 2017 through 2019 as provided by management, but it fails to disclose the Wall Street consensus financial estimates and the sensitivity projections that were relied upon by Perella Weinberg to perform its discounted cash flow analyses.

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66.       Relatedly, the Solicitation Statement must disclose the circumstances surrounding Perella Weinberg’s decision to use the sensitivity cases and Wall Street consensus estimates in is valuation analyses, including who provided these alternative projections, when they were provided, and who suggested that Perella Weinberg use them in its valuation analyses.  As discussed infra, this information is material because Perella Weinberg’s discounted cash flow analysis using the Company’s financial projections resulted in implied value ranges of $21.30 to $26.90, which were wholly above the $18.50 per share merger consideration.  However, the merger consideration fell within the implied value ranges of the Company (albeit at the low end) derived from the discounted cash flow analyses using the sensitivity cases and Wall Street consensus estimates.

67.       The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following sections of the Solicitation Statement: (i) “Certain Unaudited Prospective Financial Information;” (ii) “Opinion of Perella Weinberg Partners LP;” and (iii) “Background of Offer and Merger.”

68.       Second, the Solicitation Statement omits material information regarding the financial analyses performed by the Company’s financial advisor in support of its so-called fairness opinion.

69.       With respect to Perella Weinberg’s discounted cash flow analyses, the Solicitation Statement fails to disclose the Company’s projected unlevered free cash flows for each of the three discounted cash flow analyses performed by Perella Weinberg, as well as the line items used to calculate those unlevered free cash flows, including operating income, stock based compensation expense, taxes, depreciation and amortization, capital expenditures, changes in net working  capital,  and “other  cash  flows.”    Notably,  although  the  Solicitation  Statement misleadingly discloses certain “free cash flow” projections supplied by Company management, based on their definition, it is apparent that these “free cash flow” projections were not the ones used in Perella Weinberg’s discounted cash flow analyses.

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70.       Further, the Solicitation Statement indicates that, in its discounted cash flow analyses, “Perella Weinberg estimated the range of terminal value multiples to 2019 EBITDA,” but the Solicitation Statement fails to disclose the Company’s estimates of 2019 EBITDA.

71.       Additionally, the Solicitation Statement fails to disclose the inputs underlying the discount rate range of 10.5% to 12.5% selected by Perella Weinberg.

72.       When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.  As noted, the disclosure of the foregoing information is particularly important in light of the fact that Perella Weinberg’s discounted cash flow analysis using the Company’s financial projections resulted in implied value ranges of $21.30 to $26.90, which were wholly above the $18.50 per share merger consideration.

73.       The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following sections of the Solicitation Statement: (i) “Certain Unaudited Prospective Financial Information” and (ii) “Opinion of Perella Weinberg Partners LP.”

74.       Third, the Solicitation Statement omits material information regarding potential conflicts of interest of the Company’s officers and directors.

75.       Specifically, the Solicitation Statement fails to disclose the timing and nature of all communications regarding future compensation, employment, and/or directorship of Kate Spade’s officers and directors, including who participated in all such communications.

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76.       As noted, on May 2, 2017, submitted a revised mark-up of a draft merger agreement that was originally provided by Kate Spade, which left unchanged a condition that certain “key senior management” of the Company execute retention agreements prior to the signing of the Merger Agreement.  The Solicitation Statement, however, fails to disclose any information regarding this condition, including who requested the retention agreements, when that condition was requested, and the identity of the key senior management of the Company.

77.       Further, although the Solicitation Statement generally discusses that there were discussions   between   Parent   and   certain   key   senior   management   regarding “retention agreements,” the Solicitation Statement is completely silent with respect to the nature, timing, and substance of discussions concerning the amendments of Company management’s existing Employment Agreements and Executive Severance Agreements, as well as the bonus letter agreements entered into by each of Carrara and Thomas Linko, the Company’s Chief Financial Officer.  Further, the Solicitation Statement fails to disclose the nature, timing, and substance of the Board’s discussions regarding the amendments to the Company’s 2017 Annual Incentive Plan, pursuant to which, upon the close of the Proposed Transaction, each executive officer will receive 100% of his or her target bonus under the 2017 Annual Incentive Plan.

78.       Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders.  This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

79.       The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following sections of the Solicitation Statement: (i) “Arrangements between the Company and its Executive Officers, Directors and Affiliates;” (ii) “Arrangements with Purchaser and Parent and their Affiliates;” and (iii) “Background of Offer and Merger.”

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80.       Fourth,  the  Solicitation  Statement  omits  material  information  regarding  the process leading to the Proposed Transaction.

81.       The Solicitation Statement fails to disclose whether the confidentiality agreements entered into with Party A and Party B contain standstill and “don’t ask, don’t’ waive” provisions that are potentially preventing those parties from making a superior acquisition offer for the Company.  Notably, it is likely that such provisions do exist because Section 6.4(b) of the Merger Agreement provides that, except as provided in the Merger Agreement, “the Company shall seek to enforce any preexisting explicit or implicit confidentiality or standstill provisions or similar agreements with any Person or group of Persons.”

82.       Without this information, stockholders may have the mistaken belief that, if these potentially interested parties wished to come forward with a superior offer, they are or were permitted to do so, when in fact they are or were contractually prohibited from doing so.

83.       The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Kate Spade’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

84.       Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

85.       Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

86.       Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

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87.       The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

88.       The  Solicitation  Statement  misrepresented  and/or  omitted  material  facts  in connection with the Proposed Transaction as set forth above.

89.       By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

90.       The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.  In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

91.       Defendants  knowingly  or  with  deliberate  recklessness  omitted  the  material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

92.       By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

93.       Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

94.       Plaintiff and the Class have no adequate remedy at law.

Case 1:17-cv-04155   Document 1   Filed 06/02/17   Page 19 of 22
COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

95.       Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

96.       Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

97.       Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d- 101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

98.       The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

99.       Defendants  knowingly  or  with  deliberate  recklessness  omitted  the  material information  set  forth  above,  causing  statements  therein  to  be  materially  incomplete  and misleading.

100.     The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

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101.     Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act
Against the Individual Defendants and Coach)

102.     Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

103.     The Individual Defendants and Coach acted as controlling persons of Kate Spade within the meaning of Section 20(a) of the 1934 Act as alleged herein.  By virtue of their positions as officers and/or directors of Kate Spade and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

104.     Each of the Individual Defendants and Coach was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

105.     In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same.  The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction.  They were thus directly connected with and involved in the making of the Solicitation Statement.

106.     Coach also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

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107.     By virtue of the foregoing, the Individual Defendants and Coach violated Section 20(a) of the 1934 Act.

108.     As set forth above, the Individual Defendants and Coach had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein.  By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

109.     As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

110.     Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.        Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B.        In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C.        Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.        Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

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E.        Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.        Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: June 2, 2017		RIGRODSKY & LONG, P.A.

	By:	/s/ Timothy J. MacFall
Timothy J. MacFall
825 East Gate Boulevard, Suite 300 Garden City, NY 11530
(516) 683-3516

Brian D. Long
Gina M. Serra
2 Righter Parkway, Suite 120 Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

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CERTIFICATION OF PLAINTIFF

I, Chaile Steinberg (“Plaintiff”), hereby declare as to the claims asserted under the federal securities laws that:

1.          Plaintiff has reviewed the complaint and authorizes its filing.

2.          Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff’s counsel or in order to participate in any private action.

3.          Plaintiff is willing to serve as a representative party on behalf of the class, either individually or as part of a group, and I will testify at deposition or trial, if necessary.  I understand that this is not a claim form and that I do not need to execute this Certification to share in any recovery as a member of the class.

4.          Plaintiff has been, at all relevant times stated in the complaint, the holder of 5,100 shares of the Kate Spade & Company (NYSE: KATE) security that is the subject of this action.

5.          Plaintiff has complete authority to bring a suit to recover for investment losses on behalf of purchasers of the subject securities described herein (including Plaintiff,  any  co-owners,  any  corporations  or  other  entities,  and/or  any  beneficial owners).

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6.          During the three years prior to the date of this Certification, Plaintiff has not moved to serve as a representative party for a class in an action filed under the federal securities laws.

7.          Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiffs pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 2nd day of June, 2017.

Chaile Steinberg